Exhibit 6.3

MANAGEMENT AGREEMENT

This Agreement is entered into this 1st day of January, 2017, between Dakota UPREIT Limited Partnership (owner) and Dakota REIT Management, LLC, 3003 32nd Ave. South, Suite 250, Fargo, ND 58103 (Manager).

Preliminary Statement

Owner is the owner of the property whose street address appears on the attached Schedule B (the Property). Owner desires to engage Manager as an independent contractor to manage the property and Manager is agreeable to managing the property all on the terms and conditions contained in this Agreement, including Schedules A and B.

FOR VALUABLE CONSIDERATION, the receipt and sufficiency whereof is hereby acknowledged, the parties agree as follows:

1.    Employment of Manager. Owner hereby employs Manager as the sole and exclusive managing agent to rent, manage and operate the property upon the terms and conditions set forth in this Agreement. Manager hereby accepts such employment and agrees to perform all of the services set forth in this Agreement.

2.    Term. The term of this Agreement is stated on Schedule A. Subsequent to the expiration date, this Agreement shall automatically renew for successive periods of 12 months unless canceled by either party upon 30 days written notice to the other party per Schedule A.

3.    Manager’s Responsibilities. The Manager shall have the following duties and responsibilities together with any other duties and responsibilities shown on Schedule A:

A.                 To use reasonable efforts to lease available space in the property to tenants. Manager may place newspaper advertising, post rental signs, prepare circulars and engage in other forms of promotion & advertising at Owner’s expense. Owner shall refer all inquiries for leases or renewals to Manager and all negotiations shall be conducted by Manager.

B.                 To collect all rentals, security deposits and other income from the property.

C.                 To refund resident’s security deposits as required by law and if legally required, pay interest on security deposits. To the extent permitted by law, Manager shall first apply the security deposit towards any rent, unpaid balances & damage Owner has suffered by reason of the actions of tenants or resident’s guests. The application of security deposit toward damages shall be itemized and such itemization shall be delivered to resident in accordance with law. Manager, on Owner’s behalf, shall comply with all legal requirements concerning payment and withholding of security deposits.

D.                 On a monthly basis, provide operating statements to the Owner’s representative as shown on Schedule A & B.

E.                  To pay on behalf of Owner the services and other items shown on Schedule A and deduct the amount thereof from proceeds payable to Owner. If disbursements made by Manager are in excess of receipts, Owner agrees to pay such excess promptly. Manager shall not be obligated to advance its own funds on behalf of Owner.

F.                   Owner authorizes Manager to institute legal action either in the name of Owner or in the name of the Manager and at Owner’s expense to enforce the collection of rent or other income for the property and to evict tenants for nonpayment of rent or material violation of the lease. In connection therewith, Manager may engage an attorney at Owner’s expense.

G.                 Owner to procure insurance, listing Dakota REIT Management, LLC, as an additional insured, with the minimum coverage and limits shown on Schedule A.

H.                To employ and discharge and to compensate, at Owner’s expense, all employees necessary for the maintenance and operation of the property and to withhold from and remit to the proper governmental authority all legally required withholdings and to pay the Employer’s share of all payroll taxes. Alternatively, the Manager may contract for all such services with independent contractors at Owner’s expense either by requesting bids or negotiating contracts at Manager’s option. All employees will be employees of Manager. Manager will pay the employees, at Owner’s expense, making all required deductions and paying all necessary payroll taxes and premiums for Workers Compensation, unemployment compensation, etc.

I.                     To notify Owner of any noncompliance complaints, warnings, notice or summons received by Manager related to such matters. Manager is not responsible for compliance of any buildings on the property with such requirements.

J.                     To make emergency repairs which may be required because of danger to life or property or which are immediately necessary for the preservation and safety of the property or the safety of the tenants or required to avoid suspension of any necessary service to the property.

K.                 To advertise and otherwise promote the leasing of available premises, to the extent it deems advisable. The Owner shall pay, within established budgetary guidelines, 100% of the cost of all promotional & advertising costs, including the cost of a professionally prepared brochure, if necessary. Costs to be incurred beyond the budgetary guidelines will require prior approval of the Owner.

4.                                      Compensation. For its services under this Agreement, Manager shall be entitled to compensation as shown on Schedule A which shall be itemized monthly on Manager’s report and may be deducted by Manager from rental receipts.

5.                                      Notices. Any notices required by this Agreement and all reports shall be sent to Owner at the address shown on Schedule A. Manager’s contact person is shown on the attached Schedule A.

6.                                      Indemnity. Owner agrees to indemnify Manager for personal injury or property damage to any person whatsoever arising out of or related to Manager’s activities on the property or the performance of its duties under this Agreement unless caused by the negligence or breach of this Agreement by Manager. Owner agrees to indemnify and hold Manager harmless from all claims against Manager for obligations incurred on Owner’s behalf under the terms of this Agreement.

7.                                      Termination. This Agreement shall terminate under any of the following circumstances;

A.            Expiration of the terms set forth herein or upon notice as provided herein.

B.            By written mutual consent of the parties.

C.            Manager may terminate this Agreement immediately if Owner fails to comply with the terms and conditions of this Agreement.

D.            If the property is destroyed or taken under eminent domain or condemned.

E.             If the property is sold to a new owner in which Owner has no substantial ownership interest.

Within 60 days after termination of this Agreement, Owner and Manager shall account to each other with respect to all matters outstanding as of the date of termination. Owner shall furnish Manager with security against any outstanding obligations or liabilities that Manager may have incurred and Manager shall turn over to Owner all records, documents or other instruments in Manager’s possession pertaining to performance under this Agreement.

8.                                      Assignment. This Agreement is not assignable by Manager without Owner’s consent.

9.                                      Dispute Resolution. Any dispute arising under this Agreement shall be settled by binding arbitration at Fargo, North Dakota. Unless the parties are able to agree upon one arbitrator, each party shall appoint one arbitrator and the two so appointed shall select a third arbitrator. The decision of the single arbitrator or a majority of the arbitrators, as the case may be, shall be final and binding. Notwithstanding the arbitration provision contained herein, the parties consent to the jurisdiction of the courts of North Dakota, both state and federal, in any action concerning this Agreement and agrees that any state court action shall be brought in the District Court of Cass County, North Dakota.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Owner: Dakota UPREIT Limited Partnership

By:	/s/ Jim Knutson
Its:	EVP

Property Manager: Dakota REIT Management, LLC

By:	/s/ Tammy Hauck
Its:	VP COO

SCHEDULE A
TO
MANAGEMENT AGREEMENT BETWEEN
Dakota UPREIT Limited Partnership (Owner)
AND
Dakota REIT Management, LLC (MANAGER)

This Schedule is a part of a Management Agreement between manager and owner dated 1/1/17.

1.                                           Street Address of Property:

All Properties, addresses and number of units are listed on Schedule B. Schedule B is subject to change due to additions and/or subtractions due to ownership changes of properties.

2.                                           Term: 1 year

Commencement Date: January 1st

Expiration Date: automatically renews from year to year until termination of the agreement by either party by giving 30 days written notice to the other party.

3.                                           Property Manager shall send Reports and Notices to the Owner’s Contact below:

Name:                                                      James P. Knutson, Executive Vice President

Address:                                            3003 32nd Ave S, Suite 250, Fargo, ND 58103

Telephone:                              701-239-6879

Owner’s contact for this account will be:

Name:                                                      Natasha Kemmer, Property Management Director

Address:                                            3003 32nd Ave S, Suite 250, Fargo, ND 58103

Telephone:                              701-478-7640

4.                                           Owner will procure the appropriate insurance coverage to include liability insurance of not less than $1,000,000.00. Manager to be named as additional insured and provided a copy of certificate of insurance coverage. Owner has determined the coverage and amounts of insurance.

OWNER IS RESPONSIBLE FOR PROCURING ANY DESIRED UMBRELLA COVERAGE.

5.                                           Manager shall pay any of the items that are checked below and charge such payments to Owner’s account. Owner will advise Manager on specific items to be paid by Manager on Owner’s behalf.

☒ Real estate taxes and special assessments.

☒ Ordinary repairs and alterations. Any exceeding $ 2,000.00 to have Owner’s prior approval (except for emergencies).

☒ Insurance premiums on insurance referred to above.

☒ Return of security deposits to departing tenants.

☒ Payment of principal and interest on mortgage on the property.

☒ Repair and Replacements according to the Lease requirements.

☒ Payment of any and all charges billed to Owner including, but not limited to, the following:

•    Advertising & Marketing

•    Equipment & Inventory

•    Grounds, Landscaping & Snow Removal

•    Membership & Training Expenses

•    Office Supplies

•    Professional & Legal

•    Services, Maintenance & Custodial

•    Utilities

6.                                           As compensation for its services, Manager shall be paid monthly and may deduct from rentals collected the following amounts:

A.                                         Percentage of income as listed on Schedule B.

B.                                         Payroll paid by manager to employees that work at the property plus 50% overhead.

C.                                         Owner will pay commissions to manager of $ NA     per rented unit or to outside rental consultants at their standard fee.

Dated:	1-10-2017	Dated:	1-10-2017

/s/ Jim Knutson, EVP		/s/ Tammy Hauck, VP COO
Dakota UPREIT Limited Partnership (Owner)		Dakota REIT Management, LLC (Manager)

SCHEDULE B — Dakota REIT Management, LLC January 1, 2017

Property Name	Property Address	City/State/Zip Code	Management Fee
Bismarck Airport Road	1202-1238 Airport Road	Bismarck, ND 58504	5.00%
Century Mall	109 - 121 East Century Ave. & 2835 N. Washington St.	Bismarck, ND 58501	5.00%
Cummins NPower - DePere	939 Lawrence Dr.	DePere, WI	2.00%
Cummins NPower - Fargo	3801 34th Ave. S	Fargo, ND 58103	2.00%
D & M Industries	4205 30th Ave. S.	Moorhead, MN 56560	$500/month
Hastings Plaza	671 31st St. E.	Hastings, MN 55033	5.00%
Leevers SuperValu	424 2nd Ave. N.E.	Valley City, ND 58072	2.00%
Logan’s On Third	120 North 3rd St.	Bismarck, ND 58501	5.00%
North Pointe Retail Center	14643 Edgewood Dr.	Baxter, MN 56425	5.00%
Pinehurst Square EAST	901, 909, 1001, & 1003 W. Interstate Ave.	Bismarck, ND 58503	5.00%
Pinehurst Square WEST	1207 - 1229 W Century Ave.	Bismarck, ND 58503	5.00%
ShopKo - New Prague	200 10th Ave. SE	New Prague, MN 56071	$150/month
ShopKo - Oakes	1420 North rh St.	Oakes, ND 58474	$150/month
Tuscany Square	107 West Main Ave.	Bismarck, ND 58501	5.00%
WF USPO Warehouse	1907 4th Ave NW	West Fargo, ND 58078	1.00%
Willow Creek Plaza	903 & 933 29th St. SE	Watertown, SD 57201	5.00%